Mallard Acquisition Corp.
19701 Bethel Church Road, Suite 302
Cornelius, NC 28031

October 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sergio Chinos

Re:	Mallard Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed September 21, 2020
File No. 333- 248939

Dear Mr. Chinos:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mallard Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on October 13, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/
P. Jeffrey Leck
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Hunter Taubman Fischer & Li LLC